Joel L. Rubinstein

Partner

212 294-5336

jrubinstein@winston.com

November 6, 2017

VIA EDGAR AND HAND DELIVERY

Ms. Pamela A. Long

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Double Eagle Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 26, 2017

File No. 333-220356

Dear Ms. Long:

On behalf of our client, Double Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 2, 2017, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on October 26, 2017 (the “Amendment No. 2”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”), which reflects the Company’s responses to the Staff’s comments and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 3 marked to show changes from Amendment No. 2.

For ease of review, we have set forth below each of the numbered Staff comments in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 3 of changes made in response to the Staff’s comment. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 3.

November 6, 2017 Page 2

Unaudited Pro Forma Condensed Combined Financial Information, page 132

1.	We are continuing to consider your response to our prior comment number four and we may have additional follow-up comments at a later date.

Response: As discussed with the Staff, we are hereby providing additional information concerning the Company’s determination that WSII is the accounting acquirer in the business combination.

In our previous letter dated October 26, 2017, we presented opposite extreme scenarios with respect to the ownership percentage of TDR and its affiliates at closing, depending on the extent of redemptions of the Company’s public shares. We noted that TDR and its affiliates (which includes the Sellers) would own 30% of the combined company’s voting shares in the unlikely event that no public shares are redeemed, and approximately 65% if the maximum number of Company shares are redeemed. As noted in our response, we believe that qualitative factors would mitigate the quantitative percentage ownership even in the extreme scenario of zero redemptions and result in WSII being the accounting acquirer. Notwithstanding the foregoing, the parties have agreed to make the following changes to the transaction, which would significantly increase the ownership percentage of TDR and its affiliates even in this scenario:

1)	TDR will fund up to $100 million of its additional capital commitment at closing for up to 10 million additional shares of the combined company, reduced only by actual redemptions.

2)	As previously disclosed, $78.5 million of the purchase price consideration will be paid in the form of shares of common stock of the Holdco Acquiror (the “Holdco Shares”), i.e. rollover equity, to be issued to the Sellers (which are affiliates of TDR). The Holdco Acquiror is a wholly-owned subsidiary of the Company formed for the purpose of acquiring from the Sellers all of the issued and outstanding shares of common stock of WSII in the business combination. The Holdco Shares represent a 10% equity interest in the Holdco Acquiror and, following the closing of the business combination, will be exchangeable at the option of the holders thereof on a one-for-one basis for the Company’s Class A common stock in accordance with the Exchange Agreement. The parties have now agreed that the Company also will issue to the Sellers one share of WSC Class B common stock, which is a non-economic voting stock of WSC, for each Holdco Share issued, such that the voting interest represented by the WSC Class B common stock will be commensurate with the equity interest in WSC represented by the Holdco Shares on an as-exchanged basis.

As a result of these changes, TDR and its affiliates will have an approximate 44% voting interest in the combined company at closing even in the extreme case that there are zero redemptions. TDR’s voting ownership will increase up to 66% as redemptions increase above $100 million.

This minimum 44% voting ownership percentage, coupled with the qualitative factors discussed in the Company’s prior response, further clarifies that WSII is the accounting acquirer even in the most unlikely scenario of zero redemptions.

November 6, 2017 Page 3

2.	We note your response to our prior comment seven and the disclosures you provided related to our prior comment three. You indicate that you are eliminating corporate-level costs of the Algeco Scotsman Group from the pro forma statements of operations for the six months ended June 30, 2017, the year ended December 31, 2016, and the projected financial information to reflect the “go forward business of WSII” and because they are “unrelated”. It remains unclear to us what these costs represent or why they are recorded in the historical financial statements of WSII to the extent they relate to Australian and European operations that are included in the historical financial statements. We assume, as required by SAB Topic 1:B:1, the historical financial statements of WSII include “all costs of doing business” and any allocations of common costs are “reasonable”. In this regard, we note:

•	No disclosures in MD&A or the historical financial statements of WSII that disclose or discuss any allocations of common costs, including any disclosures that would be required by SAB Topic 1:B:1. We also note no disclosures in the related party footnotes on pages F-46 and F-85 that indicate the SG&A costs not allocated to a reportable segment are related party expenses.
•	Disclosure on page 46 that “Williams Scotsman’s historical financial results reflect allocations of corporate expenses from the Algeco Group for such functions and are likely to be less than the expenses Williams Scotsman would have incurred had it operated as a separate publicly-traded company”.
•	It is not clear where you intend to present these costs in the historical financial statements of WSII (as the predecessor) when the Remote Accommodations business is presented in discontinued operations.

It continues to appear to us that eliminating the SG&A costs, that are recorded in the historical financial statements of WSII but not allocated to a reportable segment, from the pro forma statements is not factually supportable and not consistent with any disclosures in your filing. We also note this presentation is not consistent with the pro forma statements of operations for the years ended December 31, 2015 and 2014. Please clarify or revise.

Response: The Company has revised the pro forma financial statements to remove the adjustment that eliminated the corporate SG&A costs and has retained the adjustment for those costs directly attributable to the remote accommodations business.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 3.

Sincerely,

/s/ Joel L. Rubinstein

cc:	Eli Baker, Double Eagle Acquisition Corp.